ALPS FUND SERVICES, INC.
1290 Broadway, Suite 1100
Denver, Colorado 80203

April 17, 2017

VIA EDGAR

Samantha Brutlag
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  Liberty All-Star Growth Fund (File No. 811-04537)

Dear Ms. Brutlag:

The following are responses to the comments that Sareena Khwaja-Dixon of ALPS Fund Service, Inc. and I received from you by telephone on April 6, 2017 regarding the preliminary proxy statement (“Proxy Statement”) filed with the Securities and Exchange Commission (“SEC”) by the Liberty All-Star Growth Fund, Inc. (the “Fund”) on March 31, 2017.  We appreciate your prompt response.  Your comments and the Fund’s responses are set forth below.

1.         Please add the Notice of Internet Availability.

The Fund has moved the following notice, which appeared on page 3 of the filing, to be included with the “Notice of Special Meeting of Stockholders,” on page 2 of the filing:

“Important Notice Regarding the Availability of Proxy Materials for the Special Meeting to be held on [June 16, 2017]:  An electronic copy of this proxy statement and the annual report are available at www.all‑starfunds.com.”

2.         Please state the date of the current advisory agreement, the date it was last submitted to shareholders and the purpose of such submission as required by Item 22(c)(1)(i) of Schedule 14A.

The Fund has revised the text on page 8 of the proxy to include this information.

3.         Please confirm that all information required by Item 22(c) of Schedule 14A has been provided or is not applicable.

This will confirm that all information required by Item 22(c) has been provided or is not applicable.

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4.         The Notice of Special Meeting of Stockholders states that one of the purposes of the meeting is “to transact such other business, including adjournment of the Special Meeting, as may properly come before the Special Meeting or any adjournments thereof.”  If adjournment of a meeting is intended as a separate substantive proposal, please add include it as Proposal 2. See Rule 14a-4.  Also please note that page 15 of the proxy statement notes that the meeting may be adjourned to permit further solicitation of proxies.  To the extent applicable, please revise the disclosure and the proxy card, to include an additional box with respect to this proposal.

The Fund will revise the proposal in the proxy card to have it state as follows:

“NOTE:  The Fund may transact such other business, including adjournment of the Special Meeting, as may properly come before the Special Meeting or any adjournments thereof.”

            The Fund did not intend the adjournment of a meeting to be a substantive proposal.   The Fund will revise the applicable disclosure in the proxy statement to have it be consistent with the proxy card so that it is not considered an actual proposal to be presented at the special shareholder meeting.

If you have any questions regarding the matters discussed above, please feel free to contact me at 202.778.9068.

Sincerely,

/s/Clifford Alexander

Clifford Alexander
       K&L Gates LLP

cc:  Sareena Khwaja-Dixon
       Vice President and Senior Counsel, ALPS Fund Services, Inc.

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